DLA Piper LLP (US)

1251 Avenue of the Americas

New York, NY 10020-1104

www.dlapiper.com

Christopher C. Paci

christopher.paci@dlapiper.com

T 212.335.4970

F 212.884.8470

July 13, 2011

Mr. H. Christopher Owings

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Re:	Teavana Holdings, Inc.

Amendments Nos. 2 and 3 to Registration Statement on Form S-1

Filed June 5 and July 12, 2011, respectively

File No. 333-173775

Correspondence from Teavana Holdings, Inc. to the Securities and Exchange Commission

Filed July 12, 2011

Dear Mr. Owings:

On behalf of our client Teavana Holdings, Inc., a Delaware corporation (“Teavana” or the “Company”), we are submitting this letter (the “Response Letter”) in connection with the review by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) of (i) the letter sent by the Company to the Staff on July 12, 2011 and (ii) the Company’s Amendments Nos. 2 and 3 to the Registration Statement on Form S-1 (File No. 333-173775) (as amended, the “Registration Statement”), to address changes to be made to the Registration Statement in response to the letter received from the Staff on July 12, 2011 (the “Comment Letter”).

All responses to the comments set forth in this letter are submitted on behalf of the Company at its request, and unless otherwise noted, are based upon information provided to us by the Company. Each numbered paragraph corresponds to the numbered paragraphs of the Comment Letter, followed by the Company’s responses to the Staff’s comments. References to pages in this Response Letter refer to the excerpted pages of the Registration Statement included with the Company’s submission.

Amendment No. 2 to Registration Statement on Form S-1

Consolidated Financial Statements, page F-1

Long-term Debt, page F-15

1.

We considered your response to comment eight in our letter dated June 28, 2011 and reviewed the revisions to your disclosure. As required by Rule 4-08(e)(3)(ii), please disclose the amount net restricted assets of consolidated subsidiaries.

Also, please provide Schedule I as required by Item 16(b) of Form S-1 in accordance with Rule 12-04 of Regulation S-X, including disclosures regarding material contingencies, long-term obligations (including redeemable preferred stock) and guarantees and a five-year schedule of debt maturities if such data are not separately disclosed in the consolidated financial statements, and cash dividends received from subsidiaries and equity investees for each of the last three fiscal years.

RESPONSE TO COMMENT 1: In response to the Staff’s comment, the Company respectfully advises the Staff that members of the Company’s accounting staff (Davin Williams, Controller), outside auditors (Lori Turbe, Florence Ostrum, Bill Bishop and Scott Ruggiero of Grant Thornton) and the undersigned participated in a conference call this morning with Bill Thompson, Accounting Branch Chief, to address the requests made in the comment. Consistent with the discussion with Mr. Thompson this morning, the Company advises the Staff that (i) the restricted net assets of the subsidiaries are the same as the consolidated net assets, as presented in the consolidated balance sheets and condensed consolidated balance sheets, (ii) Teavana Holdings, Inc. has no operations or operating revenues, (iii) the expenses of Teavana Holdings, Inc. are de minimis by virtue of the fact that the management and directors of the company are compensated by its subsidiary, Teavana Corporation, (iv) Teavana Holdings, Inc. has no assets outside of its investments in subsidiaries, and no liabilities other than its obligations under the Series A Redeemable Preferred Stock and Class B Redeemable Common Stock, and (v) Teavana Holdings, Inc. is a co-obligor under the Loan and Security Agreement with Fifth Third Bank. In view of the foregoing, the Company does not believe that Schedule I would provide meaningful, additional disclosure since the other disclosure items mentioned in Comment 1 (material contingencies, guarantees, cash dividends received from subsidiaries and equity investees) are not applicable to the Company.

The Company has revised the disclosure in Note 5 on page F-14 and Note 3 on page F-29 accordingly.

Correspondence Dated July 12, 2011

2.	Please note that references to page numbers below represent page numbers of the revised pages to the prospectus included in your correspondence dated July 12, 2011.

RESPONSE TO COMMENT 2: The Company acknowledges the Staff’s comment and advises the staff that the page numbers referenced in the below responses correspond to the revised pages to the prospectus included in this submission.

3.	We note that you have provided the proposed disclosure you intend to make in your registration statement, revised from your last amendment to reflect the price range of and number of shares to be offered in this offering and the ramifications of the intended forward stock split. It appears that the availability of this information allows you to update the blanks that currently appear on pages 21 and 99 and that you should be in a position to complete the Principal and Selling Stockholder and Shares Eligible for Future Sale tables, however, your submission does not reflect changes to those pages. Please advise.

RESPONSE TO COMMENT 3: In response to the Staff’s comment, the Company has completed the open items that appear on pages 21 and 99 of the Registration Statement. In addition, the Company has completed the Principal and Selling Stockholders and Shares Eligible for Future Sales tables on Pages 96, 97 and 102 of the Registration Statement, respectively.

Prospectus Summary, page 1

The Offering, page 5

4.	Please tell us how to reconcile the number of shares of common stock outstanding before the offering disclosed in the consolidated balance sheets on page F-23 to the number of shares of common stock outstanding immediately after the offering and the number of issued and outstanding shares, as adjusted, disclosed in the capitalization table on page 25 and in the first paragraph under the Common Stock subheading on page 98, and used in computing dilution on page 27.

RESPONSE TO COMMENT 4: In response to the Staff’s comment, the Company respectfully provides the following table to reconcile the shares of common stock outstanding before the offering as disclosed in the consolidated balance sheets on page F-23 of the Registration Statement to the number of shares of common stock outstanding immediately after the offering and the number of issued and outstanding shares, as adjusted, disclosed in the capitalization table on page 25 and in the first paragraph under the Common Stock subheading on page 98, and used in computing dilution on page 27 of the Registration Statement. All numbers below are post stock-split.

Shares of Class A common stock outstanding as of May 1, 2011 (F-23)	27,744,243
Shares of Class B redeemable common stock outstanding as of May 1, 2011 (F-23)*	9,005,217

Total shares of common stock outstanding as of May 1, 2011	36,749,460
Primary shares issued and sold in offering	1,071,429
Shares to be sold by certain selling stockholders upon exercise of options at consummation of offering	219,629

Total shares outstanding immediately after the offering:	38,040,518

*	Shares convert to Class A common stock upon consummation of this offering.

5.	Please tell us how to reconcile outstanding stock options disclosed in the table on page F 33 to shares of common stock issuable upon the exercise of outstanding options disclosed in the first bullet points on pages 6 and 26 and in the first paragraph on page 28.

RESPONSE TO COMMENT 5: In response to the Staff’s comment, the Company respectfully provides the following table to reconcile the outstanding stock options disclosed in the table on page F-33 of the Registration Statement to shares of common stock issuable upon the exercise of outstanding options, after giving effect to the sale of shares in this offering by certain of the selling shareholders acquired upon exercise by them of outstanding stock options, disclosed in the first bullet points on pages 6 and 26 and in the first paragraph on page 28 of the Registration Statement. All numbers below are post stock-split.

Stock options outstanding as of May 1, 2011 (F-33)	1,842,139
Shares to be sold by certain selling stockholders upon exercise of options at consummation of offering	(219,629)

Common stock issuable upon exercise of outstanding options:	1,622,510

In addition, the Company respectfully advises the Staff that it has revised its disclosure on pages 6, 26 and 28 of the Registration Statement to reflect the rounding difference of one share.

Capitalization, page 25

6.	Please tell us each of the adjustments to actual cash and cash equivalents to derive as adjusted cash and cash equivalents.

RESPONSE TO COMMENT 6: In response to the Staff’s comment, the Company respectfully provides the following table to present the adjustments to actual cash and cash equivalents to derive as adjusted cash and cash equivalents. In addition, the Company respectfully advises the Staff that the adjusted cash and cash equivalents disclosure on page 25 of the Registration Statement has been revised to correct for a transposition error, as follows:

Cash and cash equivalents (actual) as of May 1, 2011:	$3,740
Net proceeds from consummation of offering	12,029
Redemption of Series A redeemable preferred stock	(10,683)
Repayment of outstanding indebtedness under revolving credit facility	(1,000)

Cash and cash equivalents (as adjusted) as of May 1, 2011:	4,086

The above amounts have been rounded to the nearest thousandth.

7.	Please revise actual total stockholders’ (deficit) to agree with the consolidated balance sheets on page F 23.

RESPONSE TO COMMENT 7: In response to the Staff’s comment, the Company has revised its disclosure of actual total stockholders’ deficit on page 25 of the Registration Statement to agree with the consolidated balance sheets on page F-23 of the Registration Statement.

Dilution, page 27

8.	We note your disclosure that pro forma consolidated tangible book value disclosed in the first sentence gives effect to the issuance of shares of common stock upon consummation of the offering. This disclosure appears to be inaccurate since pro forma consolidated tangible book value does not give effect to the issuance of shares of common stock upon consummation of the offering. Please revise or advise.

RESPONSE TO COMMENT 8: In response to the Staff’s comment, the Company has revised its disclosure in Dilution on page 27 of the Registration Statement to eliminate the reference to the issuance of shares of common stock upon consummation of the offering from the first sentence of the first paragraph and change references to “pro forma consolidated net tangible book value as of May 1, 2011” to “consolidated net tangible book value as of May 1, 2011” and substitute “pro forma consolidated net tangible book value as of May 1, 2011, after this offering” for references to “pro forma consolidated net tangible book value as of May 1, 2011, as adjusted for this offering.”. In this manner, the Company believes, the disclosure more clearly differentiates between historical consolidated net tangible book value as of May 1, 2011 and pro forma consolidated net tangible book value at that date.

9.	You disclose in the second paragraph that a $1.00 increase (decrease) in the assumed initial public offering price would increase (decrease) the dilution to new investors by $13.91. This disclosure appears to be inaccurate. Please revise or advise.

RESPONSE TO COMMENT 9: In response to the Staff’s comment, the Company respectfully advises the Staff that the increase (decrease) in dilution to new investors would be approximately $0.97 given a $1.00 increase (decrease) in the assumed initial public offering price. In addition, the Company respectfully advises the Staff that the dilution calculations have been revised as a result of an updated approximation of offering expenses. The revised calculations did not impact the increase in dilution to new investors of $0.97 given a $1.00 increase (decrease) in the assumed initial public offering price.

Unaudited Pro Forma Consolidated Financial Data, page 29

10.	Please provide additional disclosure to make it transparent how you calculate pro forma weighted average common shares outstanding. In doing so, please consider providing a reconciliation of weighted average common shares used in the actual computation of weighted average shares to pro forma weighted average shares outstanding.

RESPONSE TO COMMENT 10: In response to the Staff’s comment, the Company respectfully provides the following table to add transparency to the calculation of pro forma weighted average common shares outstanding. Additionally, the Company respectfully advises the Staff that it has revised the table on page 29 of the Registration Statement to reflect a reconciliation of weighted average common shares used in the actual computation of weighted average shares to pro forma weighted average shares outstanding per the following table:

	January 30, 2011		May 1, 2011
	Basic	Diluted	Basic	Diluted
Historical weighted average common shares outstanding	36,749,461	37,725,067	36,749,461	37,728,622
Shares of common stock issued to redeem Series A redeemable preferred stock	763,095	763,095	763,095	763,095

Pro-Forma weighted average common shares outstanding	37,512,556	38,488,162	37,512,556	38,491,717

Additionally, the Company respectfully advises the Staff that the disclosure on page 29 of the Registration Statement has been revised to provide an explanatory narrative reconciling pro forma weighted average common shares outstanding to historical weighted average common shares outstanding.

Compensation Discussion and Analysis, page 79

Outstanding Equity Awards at Fiscal Year End, page 88

11.	Please tell us how you arrived at the amount of shares that underlie Mr. Glennon’s equity award of 87,029 shares, when this amount was previously 10,000 shares.

RESPONSE TO COMMENT 11: The Company respectfully advises the Staff that the 87,029 shares underlying Mr. Glennon’s equity award is a transcription error. The correct number of shares is 37,029, which takes into account the effects of the stock split. The Company has revised the disclosure on page 88 of the Registration Statement accordingly to reflect the correct number of shares.

Potential Payments upon Termination or Change in Control, page 88

12.	It appears that the number of stock options disclosed in Footnote (2) at the bottom of page 88 should be updated to reflect the forward stock split. Please revise or advise

RESPONSE TO COMMENT 12: In response to the Staff’s comment, the Company has revised the number of stock options disclosed in Footnote (2) at the bottom of page 88 of the Registration Statement to reflect the stock split.

Description of Capital Stock, page 98

Reclassification and Redemption, page 98

13.	The number of shares of Class A common stock issuable upon exercise of outstanding options disclosed in the last sentence of the first paragraph differs from outstanding options disclosed in the table on page F 34. Please revise or advise.

RESPONSE TO COMMENT 13: In response to the Staff’s comment, the Company has revised the last sentence of the first paragraph on page 98 of the Registration Statement so that it is consistent with the disclosure of outstanding options in the table on page F-34.

Amendment No. 3 to Registration Statement on Form S-1

Exhibit 5.1 – Legal Opinion

14.	We refer you to the last paragraph in the opinion. Please have counsel revise it to limit the reference to Section 7 of the Act and to remove the reference to “the rules and regulations of the SEC promulgated thereunder or Item 509 of Regulation S-K.”

RESPONSE TO COMMENT 14: The Company acknowledges the Staff’s comment and confirms that it in connection with the next amendment filing of the Registration Statement it will revise the last paragraph of the opinion set forth in Exhibit 5.1 to limit the reference to Section 7 and to remove the reference to “the rules and regulations of the SEC promulgated thereunder or Item 509 of Regulation S-K.”

*******

If you have any questions regarding this Response Letter, please do not hesitate to call me at 212.335.4970.

Very truly yours,

/s/ Christopher C. Paci

Christopher C. Paci

Enclosures

cc:	Andrew T. Mack

Daniel P. Glennon

Teavana Holdings, Inc.

Lori Turbe

Grant Thornton LLP

Michael J. Schiavone

Shearman & Sterling LLP

The number of shares of common stock that will be outstanding after this offering is based on 36,749,460 shares of our common stock outstanding as of May 1, 2011 and excludes:

•

1,622,510 shares of common stock issuable upon the exercise of options outstanding as of May 1, 2011 under our 2004 Management Incentive Plan, with a weighted average exercise price of $1.36 per share, after giving effect to the sale of shares in this offering acquired by certain of the selling stockholders upon exercise of options granted to them under that plan;

•

600,000 shares of common stock reserved for issuance upon the exercise of options to be granted in connection with this offering under our 2011 Equity Incentive Plan, which we intend to adopt prior to this offering, such options to be granted at an exercise price per share equal to the initial public offering price set forth on the cover page of this prospectus and anticipated to represent approximately 80% of the number of shares reserved for issuance under this plan; and

•

150,000 shares of common stock reserved for future issuance under our 2011 Equity Incentive Plan, anticipated to represent approximately 20% of the number of shares reserved for issuance under this plan.

Unless otherwise indicated, the information in this prospectus assumes:

•	the filing of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws, which will occur immediately prior to the consummation of this offering;

•	the conversion of all shares of our Class B redeemable common stock into an equal number of shares of Class A common stock immediately prior to the consummation of this offering;

•	the reclassification of our Class A common stock as common stock immediately prior to the consummation of this offering;

•	the redemption of all shares of our Series A redeemable preferred stock for an aggregate redemption value of $10,683,333;

•	a 3.70294176910785 to 1 stock split of our common stock to be effected prior to the consummation of this offering;

•	an initial public offering price of $14.00 per share of common stock, the midpoint of the estimated price range set forth on the cover of this prospectus; and

•	no exercise by the underwriters of their option to purchase up to 1,071,429 additional shares of common stock from the selling stockholders to cover overallotments, if any.

6

restate our financial statements, we may fail to meet our public reporting obligations and investors could lose confidence in our reported financial information, which could have a negative effect on the trading price of our stock.

Some of our operating expenses will increase significantly as a result of operating as a public company, and our management will be required to devote substantial time to complying with public company regulations.

We historically have operated our business as a private company. As a public company, we will incur additional legal, accounting, compliance and other expenses that we have not incurred as a private company. After this offering, we will become obligated to file annual and quarterly information and other reports with the SEC that are specified in Section 13 and other sections of the Securities Exchange Act of 1934, as amended, or the Exchange Act. In addition, we will also become subject to other reporting and corporate governance requirements, including certain requirements of the New York Stock Exchange, which will impose significant compliance obligations upon us. We will need to institute a comprehensive compliance function, establish internal policies, ensure that we have the ability to prepare financial statements that are fully compliant with all SEC reporting requirements on a timely basis, design, establish, involve and retain outside counsel and accountants in the above activities and establish an investor relations function.

The Sarbanes-Oxley Act of 2002, the recently enacted Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as rules subsequently implemented by the SEC and the New York Stock Exchange, have imposed increased regulation and disclosure and have required enhanced corporate governance practices of public companies. Our efforts to comply with evolving laws, regulations and standards in this regard are likely to result in increased administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. These changes will require a significant commitment of additional resources. We may not be successful in implementing these requirements, and implementing them could materially adversely affect our business, results of operations and financial condition. If we do not implement such requirements in a timely manner or with adequate compliance, we might be subject to sanctions or investigation by regulatory authorities, such as the SEC or the New York Stock Exchange. Any such action could harm our reputation and the confidence of investors and customers in our company and could materially adversely affect our business and cause our share price to fall.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. Moreover, if our operating results do not meet the expectations of the investor community, or one or more of the analysts who cover our company downgrades our stock, our stock price could decline.

If you purchase shares of common stock sold in this offering, you will incur immediate and substantial dilution.

If you purchase shares of common stock in this offering, you will incur immediate and substantial dilution in the amount of $12.97 per share because the initial public offering price of $14.00 is substantially higher than the pro forma net tangible book value per share of our outstanding common stock. This dilution is due in large part to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased their shares. In addition, you may also experience additional dilution upon future equity issuances or the exercise of stock options to purchase common stock granted to our directors, management personnel and consultants under our 2004 Management Incentive Plan and 2011 Equity Incentive Plan. See “Dilution.”

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of May 1, 2011 on:

•	an actual basis; and

•

an as adjusted basis to give effect to (i) the sale of shares of common stock by us in this offering, after deducting the underwriting discount and estimated offering expenses payable by us, and the application of a portion of the net proceeds therefrom to pay offering-related expenses and repay outstanding indebtedness under our amended revolving credit facility as described under “Use of Proceeds,” (ii) the conversion of our Class B redeemable common stock into Class A common stock, and (iii) the reclassification of all of our Class A common stock into common stock.

You should read this table together with “Selected Consolidated Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and notes thereto included elsewhere in this prospectus.

	As of May 1, 2011
	Actual	As Adjusted
	(unaudited, in thousands)
Cash and cash equivalents	$3,740	$4,086

Series A redeemable preferred stock, $.0001 par value; 10,683,333 shares authorized, issued and outstanding, actual; no shares issued and outstanding, as adjusted (1)	$13,591	$—
Long-term debt	1,000	—
Class B redeemable common stock, $.00003 par value; 50,000,000 shares authorized, 9,005,217 shares issued and outstanding, actual; no shares issued and outstanding, as adjusted (2)	87,253	—
Stockholders’ (deficit)/equity:		—
Class A common stock, $.00003 par value; 50,000,000 shares authorized, 27,744,243 shares issued and outstanding, actual; no shares issued and outstanding, as adjusted	1	—
Common stock, $.00003 par value; no shares authorized, no shares issued and outstanding, actual; 100,000,000 shares authorized, 38,040,518 shares issued and outstanding, as adjusted	—	1
Additional paid-in capital (3)	—	102,190
Accumulated deficit	(57,627)	(57,627)

Total stockholders’ (deficit)/equity (3)	(57,626)	44,564

Total capitalization (3)	$44,218	$44,564

(1)	Our Series A redeemable preferred stock was issued on December 15, 2004 with a mandatory redemption date upon the earlier of a public offering or December 15, 2011. The Series A redeemable preferred stock had an original redemption value of approximately $10.7 million with annual accretion at a rate of 5%. The cumulative annual accretion of the redemption value will be forgiven at the redemption date if we achieve certain targets. The Series A redeemable preferred stock is listed as a liability on our consolidated balance sheets and condensed consolidated balance sheets due to its mandatory redemption feature. See Note 6, “Common and Preferred Stock,” in our consolidated financial statements and Note 4, “Common and Preferred Stock,” in our condensed consolidated financial statements.
(2)	Our outstanding shares of Class B redeemable common stock will be automatically converted into an equivalent number of shares of our Class A common stock upon the consummation of this offering. The Class B redeemable common stock is subject to redemption at the option of the holder from and after December 15, 2011 at a redemption price equal to the aggregate fair value of the shares being redeemed. Because of this contingent redemption feature, the Class B redeemable common stock is classified on our consolidated balance sheets and condensed consolidated balance sheets as temporary equity, rather than stockholders’ equity, with adjustments to its fair value made at each reporting date. See Note 6, “Common and Preferred Stock,” and Note 7, “Fair Value Measurements,” in our consolidated financial statements and Note 4, “Common and Preferred Stock,” in our condensed consolidated financial statements.

(3)	A $1.00 increase (decrease) in the assumed initial public offering price of $14 per share (the midpoint of the estimated price range set forth on the cover of this prospectus) would increase (decrease) each of additional paid-in capital, total stockholders’ equity and total capitalization by $1.0 million, assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting the underwriting discount and estimated offering expenses payable to us.

The number of shares of common stock outstanding set forth in the table above excludes:

•

1,622,510 shares of common stock issuable upon the exercise of options outstanding as of May 1, 2011 under our 2004 Management Incentive Plan, with a weighted average exercise price of $1.36 per share, after giving effect to the sale of shares in this offering acquired by certain of the selling stockholders upon exercise of options granted to them under that plan;

•

600,000 shares of common stock reserved for issuance upon the exercise of options to be granted in connection with this offering under our 2011 Equity Incentive Plan, which we intend to adopt prior to this offering, such options to be granted at an exercise price per share equal to the initial public offering price set forth on the cover page of this prospectus and anticipated to represent approximately 80% of the number of shares reserved for issuance under this plan; and

•

150,000 shares of common stock reserved for future issuance under our 2011 Equity Incentive Plan, anticipated to represent approximately 20% of the number of shares reserved for issuance under this plan.

DILUTION

Our consolidated net tangible book value as of May 1, 2011 was $27.2 million, or $0.74 per share of common stock. Consolidated net tangible book value per share represents consolidated tangible assets, less consolidated liabilities, divided by the aggregate number of shares of common stock outstanding, assuming (i) redemption of all of our issued and outstanding shares of Series A redeemable preferred stock, (ii) conversion of each issued and outstanding share of our Class B redeemable common stock into a share of Class A common stock, and (iii) reclassification of each issued and outstanding share of Class A common stock into a share of common stock immediately prior to the consummation of this offering. Following the sale by us of the 1,071,429 shares of common stock in this offering at an assumed initial public offering price of $14 per share (the midpoint of the estimated price range set forth on the cover page of this prospectus) and the receipt and application of the net proceeds to us of $12.0 million, and after deducting the underwriting discount and estimated offering expenses payable by us, our pro forma consolidated net tangible book value at May 1, 2011 would have been $39.2 million, or $1.03 per share. This represents an immediate increase in consolidated net tangible book value to existing stockholders of $0.29 per share and an immediate dilution to new investors of $12.97 per share. Dilution per share represents the difference between the price per share to be paid by new investors for the shares of common stock sold in this offering and the pro forma consolidated net tangible book value per share immediately after this offering. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price	$14.00
Historical consolidated net tangible book value per share as of May 1, 2011	0.74
Increase in pro forma net tangible book value per share attributable to new investors	0.29
Pro forma consolidated net tangible book value per share after this offering	1.03

Dilution per share to new investors	$12.97

A $1.00 increase (decrease) in the assumed initial public offering price of $14.00 per share (the midpoint of the estimated price range set forth on the cover page of this prospectus), would increase (decrease) our pro forma consolidated net tangible book value after this offering by $1.0 million and the dilution per share to new investors by $0.97, in each case assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discount and estimated offering expenses payable by us.

The following table sets forth the number of shares of common stock purchased, the total consideration paid, or to be paid to us, and the average price per share paid, or to be paid, by existing stockholders (including shares to be sold in the offering acquired by certain of the selling shareholders upon exercise of options granted to them under our 2004 Management Incentive Plan) and by the new investors, at an assumed initial public offering price of $14.00 per share (the midpoint of the estimated price range set forth on the cover page of this prospectus), before deducting the underwriting discount and estimated offering expenses payable by us:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	36,969,089	97.2%	$27,118	64.4%	$0.73
New investors in this offering	1,071,429	2.8	15,000	35.6	14.00

Total	38,040,518	100%	$42,118	100%

Sales by the selling stockholders in this offering will reduce the number of shares held by selling stockholders to 30,897,660 shares, or approximately 81.2% (29,826,231 shares, or approximately 78.4%, if the underwriters exercise their overallotment option in full), and will increase the number of shares held by investors participating in this offering to 7,142,858 shares, or approximately 18.8% (8,214,287 shares, or approximately 21.6%, if the underwriters exercise their overallotment option in full), of the total common stock outstanding after the offering.

The foregoing tables exclude (i) 1,622,510 shares of common stock issuable upon the exercise of options outstanding as of May 1, 2011 granted under our 2004 Management Incentive Plan, with a weighted average exercise price of $1.36 per share, after giving effect to the sale of shares in this offering acquired by certain of the selling stockholders upon exercise of options granted to them under that plan, (ii) 600,000 shares of common stock reserved for issuance upon the exercise of options to be granted in connection with this offering under our 2011 Equity Incentive Plan, which we intend to adopt prior to this offering, such options to be granted at an exercise price per share equal to the initial public offering price per share, and (iii) 150,000 shares of common stock reserved for future issuance under our 2011 Equity Incentive Plan. To the extent these options are exercised, there will be further dilution to new investors.

If the underwriters exercise their overallotment option to purchase additional shares of common stock in full, the pro forma consolidated net tangible book value after giving effect to this offering would be $1.40 per share, and the dilution in pro forma consolidated net tangible book value per share to investors in this offering would be $12.60 per share.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA

The following unaudited pro forma consolidated financial data have been derived by the application of certain pro forma adjustments to our consolidated financial statements and condensed consolidated financial statements.

The unaudited pro forma consolidated financial data should be read in conjunction with, “Capitalization,” “Use of Proceeds”, “Selected Consolidated Financial and Other Data,” and our consolidated financial statements and condensed consolidated financial statements and related notes included elsewhere in this prospectus. These data may not be comparable to, or indicative of, future performance.

The unaudited pro forma condensed consolidated financial information presented below have been prepared pursuant to the rules and regulations of the SEC. Certain information and certain footnote disclosures normally included in financial statements prepared in accordance with US generally accepted accounting principals have been omitted pursuant to these rules and regulations.

The unaudited pro forma consolidated statement of operations data have been derived from our consolidated statement of operations for the fiscal year ended January 30, 2011 and condensed consolidated statement of operations for the thirteen weeks ended May 1, 2011 and give effect to this offering and the concurrent redemption of the Series A redeemable preferred stock as if these events had occurred on February 1, 2010. The unaudited pro forma consolidated balance sheet data have been derived from our condensed consolidated balance sheet as of May 1, 2011 and give effect to this offering and the concurrent redemption of the Series A redeemable preferred stock and reclassification of the Class B redeemable common stock into permanent equity as if those events had occurred on May 1, 2011.

Pro Forma Consolidated Statement of Operations Data:

	Fiscal Year Ended January 30, 2011			Thirteen Weeks Ended May 1, 2011
	Actual	Pro forma adjustments	Pro forma adjusted	Actual	Pro forma adjustments	Pro forma adjusted
		(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(dollars in thousands, except per share data)
Income from operations	$23,494	$—	$23,494	$6,456	$—	$6,456
Interest expense, net	2,585	(2,145)	440	689	(599)	90

Income before income taxes	20,909	2,145	23,054	5,767	599	6,366
Provision for income taxes	8,906	—	8,906	2,444	—	2,444

Net income	$12,003	$2,145	$14,148	$3,323	$599	$3,922

Net income per share:
Basic	$0.33		$0.38	$0.09		$0.10
Diluted	$0.32		$0.37	$0.09		$0.10
Weighted average shares outstanding (historical and pro forma):
Basic	36,749,461	763,095	37,512,556	36,749,461	763,095	37,512,556
Diluted	37,725,067	763,095	38,488,162	37,728,622	763,095	38,491,717

Pro forma adjusted weighted average shares outstanding, basic and diluted, as of January 30, 2011 and May 1, 2011 includes an additional 763,095 shares. These additional shares outstanding represent shares of common stock issued at $14 per share (the midpoint of the price range set forth on the cover page of this prospectus) to redeem the Series A redeemable preferred stock.

Outstanding Equity Awards at Fiscal Year End

The following table sets forth information regarding outstanding equity awards held as of January 30, 2011 by our NEOs.

Named Executive Officer	Number of Securities Underlying Unexercised Options (#)- Exercisable	Number of Securities Underlying Unexercised Options (#) - Unexercisable	Option Exercise Price ($ per Share) (6)	Option Expiration Date
Daniel P. Glennon	277,721	—	$1.12	8/1/2015
	37,029	—	1.12	2/1/2017
Peter M. Luckhurst	277,721	—	1.12	2/1/2016
Juergen W. Link	9,257	27,772	2.43	11/1/2019
Robert A. Shapiro	268,389	—	$1.12	6/1/2015

(1)	The vesting commencement date for this grant is August 1, 2005.
(2)	The vesting commencement date for this grant is February 1, 2007.
(3)	The vesting commencement date for this grant is February 1, 2006.
(4)	The vesting commencement date for this grant is November 1, 2009.
(5)	The vesting commencement date for this grant is June 1, 2005.
(6)	All options vest in the following manner: 25% on each anniversary of the grant date, commencing on the first anniversary.

Pension Benefits

None of our NEOs participates in, or has an account balance in, a qualified or non-qualified defined benefit plan sponsored by us.

Non-Qualified Deferred Compensation

None of our named executive officers participates in, or has account balances in, a traditional non-qualified deferred compensation plan or other deferred compensation plans maintained by us.

Potential Payments upon Termination or Change in Control

The following table summarizes the potential payments and benefits payable to certain of our NEOs if we terminate their employment without “Cause” or if they terminate employment with us for “Good Reason,” as described in more detail below under “Agreements with Executives.” The amount of severance that would be payable would be the same whether the termination occurred before or after a change in control of the company, and would be payable over time as described below under “Agreements with Executives.” In addition, upon a change in control of the Company, all outstanding unvested options of our NEOs would become fully vested as described below under “—Stock Options and Other Compensation Plans—2004 Management Incentive Plan.” The table below reflects the value of accelerated vesting. No other payments or benefits are triggered by a change in control of the Company. The table reflects estimated amounts assuming that termination and change in control, as applicable, occurred on January 30, 2011 and that Messrs. Mack’s and Link’s amended and restated employment agreements and Messrs. Glennon’s and Luckhurst’s employment agreements had been in effect on such date. The actual amounts that would be paid upon an NEO’s termination of employment can be determined only at the time of such event.

Name	Severance upon Termination before or after a Change in Control (1)	Value of Accelerated Stock Options upon a Change in Control (2)
Involuntary without cause
Andrew T. Mack	$491,400	N/A
Daniel P. Glennon	375,000	N/A
Peter M. Luckhurst	375,000	N/A
Juergen W. Link	280,800	N/A

Vesting upon change in control
Juergen W. Link	N/A	$387,525

(1)	The severance amounts reported for Messrs. Mack, Glennon, Luckhurst and Link represent 1.5 times base salary at January 30, 2011 assuming that Messrs. Mack’s and Link’s amended and restated employment agreements and Messrs. Glennon’s and Luckhurst’s employment agreements had been in effect on such date.
(2)	The amount reported for Mr. Link represents the value of the accelerated vesting of 27,772 stock options calculated based on the “spread” value between the fair market value of our common stock at January 30, 2011 and the exercise price of such options.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information as of May 1, 2011 regarding the beneficial ownership of our common stock (i) immediately prior to this offering and (ii) as adjusted to give effect to this offering assuming either no exercise of the underwriters’ overallotment option or exercise of the overallotment option, by:

•	each stockholder whom we know to own beneficially more than 5% of our common stock;

•	each of our directors and named executive officers individually;

•	all directors and executive officers as a group; and

•	the selling stockholders.

Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof or has the right to acquire such powers within 60 days. Common stock subject to options that are currently exercisable or exercisable within 60 days of May 1, 2011 are deemed to be outstanding and beneficially owned by the person holding the options. Shares issuable pursuant to stock options or warrants are deemed outstanding for computing the percentage ownership of the person holding such options or warrants but are not outstanding for computing the percentage of any other person. The percentage of beneficial ownership for the following table is based on 27,744,243 shares of our Class A common stock and 9,005,217 shares of our Class B redeemable common stock (assuming conversion of all of our Class B redeemable common stock into shares of our Class A common stock on a one-for-one basis and the reclassification of our Class A common stock as common stock) outstanding as of May 1, 2011. The number of shares of common stock shown below as being beneficially owned by the selling stockholders and their respective percentages of ownership after the offering assume the sale of all 7,142,858 shares of common stock being offered for sale by us in this offering. Unless otherwise indicated, the address for each listed stockholder is: c/o Teavana Holdings, Inc., 3630 Peachtree Road NE, Suite 1480, Atlanta, GA 30326. To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock.

	Shares Beneficially Owned Prior to Offering(1)	Percentage Beneficially Owned Prior to Offering(2)	Number of Shares Offered(3)	Shares Subject to Over- Allotment Option	Shares Beneficially Owned After Offering		Percentage Beneficially Owned After Offering(4)
Name and Address of Beneficial Owner					Without Over- Allotment Option	With Over- Allotment Option	Without Over- Allotment Option	With Over- Allotment Option
5% Stockholders:
Teavana Investment LLC (5)	9,005,217	23.9%	1,433,946	253,049	7,571,271	7,318,222	19.9%	19.2%

Executive Officers and Directors:
Andrew T. Mack	26,172,729	69.5%	4,167,615	735,462	22,005,114	21,269,652	57.9%	55.9%
Daniel P. Glennon (6)	314,750	*	50,119	8,845	264,631	255,786	*	*
Peter M. Luckhurst (7)	277,721	*	44,223	7,804	233,498	225,694	*	*
Juergen W. Link (8)	1,399,482	3.7%	226,654	39,998	1,196,741	1,156,743	3.2%	3.1%
Robert A. Shapiro (9)	268,389	*	42,737	7,542	225,652	218,110	*	*
F. Barron Fletcher III (5)	9,005,217	23.9%	1,433,946	253,049	7,571,271	7,318,222	19.9%	19.2%
Michael J. Nevins (10)	43,587	*	8,845	1,561	46,699	45,138	*	*
All directors and executive officers as a group (7 persons)	37,481,875	97.1%	5,974,139	1,054,261	31,543,606	30,489,345	81.3%	78.4%

Additional Selling Stockholders:
Patrick Farrell (11)	111,858	*	29,482	5,203	155,665	150,642	*	*
John M. Allen (12)	44,743	*	11,793	2,081	62,266	60,185	*	*
David A. Staels (13)	79,076	*	14,741	2,601	77,833	75,232	*	*
Michael T. Wallace (14)	68,660	*	11,793	2,081	62,266	60,185	*	*
Rocket Tea LLC (15)	185,147	*	29,482	5,203	155,665	150,462	*	*

*	Less than 1%

(1)	The amounts in this table give effect to the 3.70294176910785 for 1 stock split, the conversion of all shares of Class B redeemable common stock into Class A common stock on a one for one basis and the reclassification of our Class A common stock as common stock that will occur immediately prior to the completion of this offering.
(2)	The percentage of shares beneficially owned was determined based on a fraction, the numerator of which is the sum of (a) the number of outstanding shares of common stock beneficially owned by such owner and (b) the number of shares issuable upon exercise of options beneficially owned by such owner and exercisable within 60 days of May 1, 2011, and the denominator of which is the sum of (a) the aggregate number of shares of common stock outstanding on May 1, 2011 and (b) the aggregate number of shares of common stock issuable upon exercise of options beneficially owned by such owner and exercisable within 60 days of May 1, 2011.
(3)	The number of shares offered assumes the accelerated vesting of all outstanding stock options as of the closing of this offering pursuant to the terms of the 2004 Management Incentive Plan and related option agreements.
(4)	The percentage of shares beneficially owned was determined based on a fraction, the numerator of which is the sum of (a) the number of outstanding shares of common stock beneficially owned by such owner and (b) the number of shares issuable upon exercise of options beneficially owned by such owner and exercisable within 60 days of May 1, 2011, and the denominator of which is the sum of (a) the aggregate number of shares of common stock outstanding after completion of this offering and (b) the aggregate number of shares of common stock issuable upon exercise of options beneficially owned by such owner and exercisable within 60 days of May 1, 2011.
(5)	SKM Partners, LLC is the general partner of SKM Equity Fund III, L.P., the managing member of Teavana Investment LLC, and possesses voting and dispositive power over the 2,431,909 shares of common stock held by Teavana Investment LLC. SKM Partners, LLC disclaims beneficial ownership of such shares except to the extent of its pecuniary interest therein. F. Barron Fletcher III is the managing member of SKM Partners, LLC and has voting and dispositive power with respect to such shares held by Teavana Investment LLC. Mr. Fletcher disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein.
(6)	The amounts listed under “Shares Beneficially Owned Prior to Offering” and “Percentage Beneficially Owned Prior to Offering” represents 314,750 shares of common stock issuable upon exercise of vested options. The amounts listed under “Shares Benefically Owned After Offering” and “Percentage Beneficially Owned After Offering”, both without and with the exercise of the over-allotment option, represents 264,631 and 255,786 shares of common stock issuable upon exercise of vested options, respectively, and assumes the accelerated vesting of all outstanding stock options as of the closing of this offering pursuant to the terms of the 2004 Management Incentive Plan and related option agreements.
(7)	The amounts listed under “Shares Beneficially Owned Prior to Offering” and “Percentage Beneficially Owned Prior to Offering” represents 277,721 shares of common stock issuable upon exercise of vested options. The amounts listed under “Shares Benefically Owned After Offering” and “Percentage Beneficially Owned After Offering”, both without and with the exercise of the over-allotment option, represents 233,498 and 225,694 shares of common stock issuable upon exercise of vested options, respectively, and assumes the accelerated vesting of all outstanding stock options as of the closing of this offering pursuant to the terms of the 2004 Management Incentive Plan and related option agreements.
(8)	The amounts listed under “Shares Beneficially Owned Prior to Offering” and “Percentage Beneficially Owned Prior to Offering” includes 13,116 shares of common stock issuable upon exercise of vested options. The amounts listed under “Shares Benefically Owned After Offering” and “Percentage Beneficially Owned After Offering”, both without and with the exercise of the over-allotment option, includes 31,133 and 30,092 shares of common stock issuable upon exercise of vested options, respectively, and assumes the accelerated vesting of all outstanding stock options as of the closing of this offering pursuant to the terms of the 2004 Management Incentive Plan and related option agreements.
(9)	The amounts listed under “Shares Beneficially Owned Prior to Offering” and “Percentage Beneficially Owned Prior to Offering” represents 268,389 shares of common stock issuable upon exercise of vested options. The amounts listed under “Shares Benefically Owned After Offering” and “Percentage Beneficially Owned After Offering”, both without and with the exercise of the over-allotment option, represents 225,652 and 218,110 shares of common stock issuable upon exercise of vested options, respectively, and assumes the accelerated vesting of all outstanding stock options as of the closing of this offering pursuant to the terms of the 2004 Management Incentive Plan and related option agreements.
(10)	The amounts listed under “Shares Beneficially Owned Prior to Offering” and “Percentage Beneficially Owned Prior to Offering” represents 43,587 shares of common stock issuable upon exercise of vested options. The amounts listed under “Shares Benefically Owned After Offering” and “Percentage Beneficially Owned After Offering”, both without and with the exercise of the over-allotment option, represents 46,699 and 45,138 shares of common stock issuable upon exercise of vested options, respectively, and assumes the accelerated vesting of all outstanding stock options as of the closing of this offering pursuant to the terms of the 2004 Management Incentive Plan and related option agreements.
(11)	The amounts listed under “Shares Beneficially Owned Prior to Offering” and “Percentage Beneficially Owned Prior to Offering” represents 111,858 shares of common stock issuable upon exercise of vested options. The amounts listed under “Shares Benefically Owned After Offering” and “Percentage Beneficially Owned After Offering”, both without and with the exercise of the over-allotment option, represents 155,665 and 150,642 shares of common stock issuable upon exercise of vested options, respectively, and assumes the accelerated vesting of all outstanding stock options as of the closing of this offering pursuant to the terms of the 2004 Management Incentive Plan and related option agreements.
(12)	The amounts listed under “Shares Beneficially Owned Prior to Offering” and “Percentage Beneficially Owned Prior to Offering” represents 44,743 shares of common stock issuable upon exercise of vested options. The amounts listed under “Shares Benefically Owned After Offering” and “Percentage Beneficially Owned After Offering”, both without and with the exercise of the over-allotment option, represents 62,266 and 60,185 shares of common stock issuable upon exercise of vested options, respectively, and assumes the accelerated vesting of all outstanding stock options as of the closing of this offering pursuant to the terms of the 2004 Management Incentive Plan and related option agreements.

(13)	The amounts listed under “Shares Beneficially Owned Prior to Offering” and “Percentage Beneficially Owned Prior to Offering” represents 79,076 shares of common stock issuable upon exercise of vested options. The amounts listed under “Shares Benefically Owned After Offering” and “Percentage Beneficially Owned After Offering”, both without and with the exercise of the over-allotment option, represents 77,833 and 75,232 shares of common stock issuable upon exercise of vested options, respectively, and assumes the accelerated vesting of all outstanding stock options as of the closing of this offering pursuant to the terms of the 2004 Management Incentive Plan and related option agreements.
(14)	The amounts listed under “Shares Beneficially Owned Prior to Offering” and “Percentage Beneficially Owned Prior to Offering” represents 68,660 shares of common stock issuable upon exercise of vested options. The amounts listed under “Shares Benefically Owned After Offering” and “Percentage Beneficially Owned After Offering”, both without and with the exercise of the over-allotment option, represents 62,266 and 60,185 shares of common stock issuable upon exercise of vested options, respectively, and assumes the accelerated vesting of all outstanding stock options as of the closing of this offering pursuant to the terms of the 2004 Management Incentive Plan and related option agreements.
(15)	Represents shares of common stock issued in connection with our buyout of Rocket Tea LLC’s franchise in 2006.

97.1

DESCRIPTION OF CAPITAL STOCK

The following discussion is a summary of the terms of our capital stock, our certificate of incorporation and our bylaws following certain amendments that we intend to make in connection with this offering, as well as certain applicable provisions of Delaware law. Forms of our amended and restated certificate of incorporation and amended and restated by-laws as they will be in effect following this offering will be filed as exhibits to the registration statement of which this prospectus is a part.

Reclassification and Redemption

Prior to this offering, we had two classes of common stock (our Class A common stock and our Class B redeemable common stock) and one class of preferred stock outstanding (our Series A redeemable preferred stock). As of May 1, 2011, there were 27,744,243 shares of our Class A common stock that were held of record by three stockholders, and 9,005,217 shares of our Class B redeemable common stock and 10,683,333 shares of our Series A redeemable preferred stock that were held of record by one stockholder. In addition, at that date, 1,521,957 shares of our Class A common stock were issuable upon exercise of outstanding vested options granted under our 2004 Management Incentive Plan.

In connection with this offering, each of the outstanding shares of Class B redeemable common stock will be converted into a share of our Class A common stock. Further, immediately prior to the consummation of this offering, we will amend our existing amended and restated certificate of incorporation and amended and restated bylaws such that they will reflect the descriptions of those charter documents below. In accordance with our amended and restated certificate of incorporation, which will become effective immediately prior to the consummation of this offering, each share of our outstanding Class A common stock will be reclassified automatically and without any action on the part of the holders of those shares into shares of our common stock, par value $0.0001 per share, and our total authorized number of shares of capital stock will increase as set forth below. The historical data presented in the accompanying financial statements have not been adjusted to give retroactive effect to the reclassification and redemption.

Concurrently with the consummation of this offering, we will redeem all of the 10,683,333 shares of Series A redeemable preferred stock.

Common Stock

Following this offering, our authorized capital stock will consist of 100,000,000 shares of common stock, par value $0.00003 per share, and there will be 38,040,518 shares of common stock outstanding, assuming no exercise of outstanding options other than those options being exercised in connection with the sale of underlying common stock by certain of the selling stockholders in this offering. All outstanding shares of common stock are fully paid and non-assessable, and the shares of common stock to be issued upon consummation of this offering will be fully paid and non-assessable.

Voting rights

The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Upon the consummation of this offering, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election.

Dividend rights

Subject to preferences applicable to any outstanding preferred stock, holders of common stock are entitled to receive ratably any dividend declared by the Board of Directors.

Rights upon liquidation

In the event of a liquidation, dissolution or winding up of the company, holders of common stock are entitled to share ratably in the assets remaining after payment of liabilities and the liquidation preferences of any outstanding preferred stock.

Other rights and preferences

Holders of our common stock have no preemptive, conversion or redemption rights. The rights, preferences and privileges of holders of our common stock will be subject to those of the holders of any shares of our preferred stock we may issue in the future.

Listing

We have been approved to list our common stock on the New York Stock Exchange under the symbol “TEA.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is ComputerShare Limited.

Preferred Stock

Following this offering, our Board of Directors will be authorized to provide for the issuance of up to 5,000,000 shares of preferred stock, par value $0.0001 per share, in one or more series. Our Board of Directors is authorized to fix the preferences, powers and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including the dividend rate, conversion rights, voting rights, redemption rights and liquidation preference and to fix the number of shares to be included in any such series without any further vote or action by our stockholders. Any preferred stock so issued may rank senior to our common stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up, or both. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of common stock, including the loss of voting control to others. Additionally, the issuance of preferred stock may decrease the market price of our common stock. At present, we have no plans to issue any preferred stock.

Anti-Takeover Effects of Delaware Law

Following consummation of this offering, we will be subject to the “business combination” provisions of Section 203 of the DGCL. In general, such provisions prohibit a publicly held Delaware corporation from engaging in various “business combination” transactions with any interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•	the transaction is approved by the Board of Directors prior to the date the interested stockholder obtained such status;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

•

on or subsequent to such date the business combination is approved by the Board of Directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no market for our common stock. Future sales of substantial amounts of our common stock in the public market or the perception that such sales might occur could adversely affect market prices prevailing from time to time. Furthermore, because only a limited number of shares will be available for sale shortly after this offering due to existing contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our common stock in the public market after the restrictions lapse. This may adversely affect the prevailing market price and our ability to raise equity capital in the future.

Upon consummation of this offering, we will have 38,040,518 shares of common stock outstanding, assuming the redemption of all outstanding shares of preferred stock and the conversion of all outstanding shares of Class B redeemable stock into common stock. Of these 38,040,518 shares, the 7,142,858 shares sold in this offering will be freely transferable without restriction or registration under the Securities Act, except for any shares purchased by one of our existing “affiliates,” as that term is defined in Rule 144 under the Securities Act. The remaining shares of common stock held by our existing stockholders are “restricted securities” as defined in Rule 144. Restricted shares may be sold in the public market only if registered under the Securities Act or if they qualify for an exemption from registration, including, among others, the exemptions provided by Rules 144 and 701 of the Securities Act. As a result of the contractual 180-day lock-up period described in “Underwriting” and the provisions of Rules 144 and 701, these shares will be available for sale in the public market as follows:

Number of Shares	Date
7,142,858 7,605,725 8,765,369 8,765,369

On the date of this prospectus.

After 90 days from the date of this prospectus.

After 180 days from the date of this prospectus (subject, in some cases, to volume limitations).

At various times after 180 days from the date of this prospectus (subject, in some cases, to volume limitations).

Rule 144

In general, under Rule 144, an affiliate who beneficially owns shares that were purchased from us, or any affiliate, at least six months previously, is entitled to sell, upon the expiration of the lock-up agreement described in “Underwriting” and within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of 1% of our then-outstanding shares of common stock, which will equal approximately 380,405 shares immediately after this offering, or the average weekly trading volume of our common stock on the New York Stock Exchange during the four calendar weeks preceding the filing of a notice of the sale with the SEC. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

Following this offering, a person that is not an affiliate of ours at the time of, or at any time during the three months preceding, a sale and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months, may sell shares subject only to the availability of current public information about us, and any such person who has beneficially owned restricted shares of our common stock for at least one year may sell shares without restriction.

We are unable to estimate the number of shares that will be sold under Rule 144 since this will depend on the market price for our common stock, the personal circumstances of the stockholder and other factors.

Notes to Consolidated Financial Statements

(dollars in thousands, except per share and store data)

$1,000 under the LIBOR pricing method (3.75% at January 30, 2011) and $0 under the base lending rate pricing method (3.01% at January 30, 2011).

The Credit Agreement specifies the Company must comply with certain financial and non-financial covenants. The Company was in compliance with these covenants on all respective measurement dates. The Credit Agreement does not permit the payment of any dividends and thus 100% of the Company’s net income is restricted for purposes of dividend payments. The restriction on the payment of dividends applies to the Company and all of its subsidiaries. The Credit Agreement also restricts all of the subsidiaries of the Company from making loans or advances to the Company. The restricted net assets of the subsidiaries are the same as the consolidated net assets, as presented in the accompanying consolidated balance sheets. Teavana Holdings, Inc. has no operations or operating revenues, and the expenses of Teavana Holdings, Inc. are de minimis by virtue of the fact that the management and directors of the company are compensated by its subsidiary, Teavana Corporation. Teavana Holdings, Inc. has no assets outside of its investments in subsidiaries, and no liabilities other than its obligations under the Series A Redeemable Preferred Stock and Class B Redeemable Common Stock issued by it. Teavana Holdings, Inc. is a co-obligor under the Loan and Security Agreement with Fifth Third Bank.

On April 22, 2011 the Company entered into an amendment to the Credit Agreement that will extend the revolving credit facility for an additional five years through April 22, 2016 (see Note 15).

6.	Common and Preferred Stock

The Company had 27,744,243 shares of Class A Common Stock, 9,005,217 shares of Class B Redeemable Common Stock and 10,683,333 shares of Series A Redeemable Preferred Stock outstanding on January 30, 2011 and January 31, 2010. The Class A Common Stock and Class B Redeemable Common Stock entitles the holder to one vote per share. The Series A Redeemable Preferred Stock is non-voting. The Series A Redeemable Preferred Stock is senior to the Class A Common Stock and the Class B Redeemable Common Stock. In the event of a liquidation event, dissolution or winding up of the business, each holder of the Series A Redeemable Preferred Stock then outstanding will be entitled to be paid out of the assets of the Company, available for distribution to its stockholders, before any payment will be made or assets distributed to the holders of the Class A Common Stock or Class B Redeemable Common Stock. The holders of the Class A Common Stock and Class B Redeemable Common Stock are entitled to share ratably in the assets remaining after payment of liabilities and the redemption value of any outstanding preferred stock. The Series A Redeemable Preferred Stock also contains preferences in the declaration of dividends. The holders of the Class A Common Stock and Class B Redeemable Common Stock are entitled to receive dividends declared by the Board of Directors on a pro-rata basis after distribution to the holders of the Series A Redeemable Preferred Stock.

The shares of Class B Redeemable Common Stock may be convertible into an equivalent number of shares of Class A Common Stock at any time at the option of the holder and shall automatically convert upon (i) the sale, transfer, assignment or conveyance to a competitor or (ii) the consummation of a qualified public offering (as defined). After December 15, 2011, each holder of shares of Class B Redeemable Common Stock has the right to require the Company to redeem its shares by delivery of written notice to the Company. Within 60 days of the notice, the Company is required to pay an amount in cash to each holder equal to the fair market value of the shares of the Class B Redeemable Common Stock. Due to this contingent redemption feature, the Class B Redeemable Common Stock is classified in the Consolidated Balance Sheets as temporary equity rather than stockholders’ equity, with adjustments to the fair value of the Class B Redeemable Common Stock made at each reporting date.

The Series A Redeemable Preferred Stock was issued on December 15, 2004 with a mandatory redemption date upon the earlier of an initial public offering or December 15, 2011, (“Redemption Date”). The Series A Redeemable Preferred Stock contains a liquidation preference of $1.00 per share, with annual accretion at a

F-14

Notes to Condensed Consolidated Financial Statements

(unaudited)

(dollars in thousands, except per share and store data)

rate of 5% and accretion of a debt discount from December 15, 2004 through the Redemption Date that are included in interest expense on the Consolidated Statements of Operations. The liquidation preference, or “Redemption Value,” will increase each year based on the accretion of the shares. However the annual accretion of the Redemption Value will be forgiven at the Redemption Date upon the Company consummating a liquidity event or public offering in respect of which the fair market value of the initial public offering exceeds $82,800, as specified in the Company’s Amended and Restated Certificate of Incorporation. In accordance with ASC 480, Distinguishing Liabilities from Equity, the Company classifies

F-14.1

Notes to Condensed Consolidated Financial Statements

(unaudited)

(dollars in thousands, except per share and store data)

entered into an amendment to the Credit Agreement that increased the revolving credit facility and extended its term for five years through April 22, 2016. The Credit Agreement provides for a fluctuating revolving credit facility up to $50,000 through April 22, 2016. The borrowing capacity is equal to (i) the lesser of the maximum revolving facility, less the undrawn face amount of any letters of credit outstanding and (ii) the borrowing base. The maximum availability of the revolving credit facility is equal to (i) prior to August 1, 2011, $40,000, (ii) from August 1, 2011 to December 31, 2011, $50,000 and (iii) on and after December 31, 2011, $40,000. The borrowing base is defined as the sum of (i) 200% of Consolidated adjusted EBITDA (as defined) for the most recent twelve month trailing period for which financial statements are available, minus (ii) the aggregate undrawn face amount of any outstanding letters of credit at the time a drawdown on the revolving credit facility is made, minus (iii) such reserves as may be established by the lender in its discretion, but not to exceed 35% of the Borrowing Base. The revolving credit facility includes a $5,000 sublimit for the issuance of letters of credit. The Credit Agreement is secured by substantially all of the assets of the Company. The revolving credit facility under the Credit Agreement had a balance outstanding of $1,000, undrawn face amounts on letters of credit of $1,000 and availability of $38,000 on May 1, 2011.

The revolving credit facility in the Credit Agreement bears interest at a rate of LIBOR (subject to a minimum level of 1.5%) plus an applicable margin of 4.50% or at a rate of the lender’s base commercial lending rate plus a margin of 3.00%. The balance under the revolving credit facility on May 1, 2011 contained $1,000 under the LIBOR pricing method at a rate of 6.0% and $0 under the base lending rate pricing method at a rate of 6.25%.

The Credit Agreement specifies the Company must comply with certain financial and non-financial covenants. The Company was in compliance with these covenants on all respective measurement dates. The Credit Agreement does not permit the payment of any dividends and thus 100% of the Company’s net income is restricted for purposes of dividend payments. The restriction on the payment of dividends applies to the Company and all of its subsidiaries. The Credit Agreement also restricts all of the subsidiaries of the Company from making loans or advances to the Company. The restricted net assets of the subsidiaries are the same as the consolidated net assets, as presented in the accompanying condensed consolidated balance sheets. Teavana Holdings, Inc. has no operations or operating revenues, and the expenses of Teavana Holdings, Inc. are de minimis by virtue of the fact that the management and directors of the company are compensated by its subsidiary, Teavana Corporation. Teavana Holdings, Inc. has no assets outside of its investments in subsidiaries, and no liabilities other than its obligations under the Series A Redeemable Preferred Stock and Class B Redeemable Common Stock issued by it. Teavana Holdings, Inc. is a co-obligor under the Loan and Security Agreement with Fifth Third Bank.

Deferred financing costs totaling $424 were incurred in connection with the amendment to the Credit Agreement and will be amortized to interest expense over the five-year term of the facility using the straight-line method. The unamortized loan costs from the original Credit Agreement will continue to be amortized over the remaining term of the amended facility. Interest expense relating to deferred financing costs and interest incurred on borrowings under the credit agreement totaled $34 for each of the thirteen weeks ended May 2, 2010 and May 1, 2011, respectively.

4.	Common and Preferred Stock

The Company had 27,744,243 shares of Class A Common Stock, 9,005,217 shares of Class B Redeemable Common Stock and 10,683,333 shares of Series A Redeemable Preferred Stock outstanding on January 30, 2011 and May 1, 2011. The Class A Common Stock and Class B Redeemable Common Stock entitles the holder to one vote per share. The Series A Redeemable Preferred Stock is non-voting. In the event of a liquidation event (as defined), dissolution or winding up of the business, each holder of the Series A Redeemable Preferred Stock then outstanding will be entitled to be paid out of the assets of the Company,

F-29

Notes to Condensed Consolidated Financial Statements

(unaudited)

(dollars in thousands, except per share and store data)

available for distribution to its stockholders, before any payment will be made or assets distributed to the holders of the Class A Common Stock or Class B Redeemable Common Stock. The holders of the Class A Common Stock and Class B Redeemable Common Stock are entitled to share ratably in the assets remaining after payment of liabilities and the redemption value of any outstanding preferred stock. The Series A Redeemable Preferred Stock also contains preferences in the declaration of dividends. The holders of the

F-29.1